EXHIBIT 12

CALCULATION OF RATIO OF EARNINGS TO TOTAL FIXED CHARGES

(In millions, except ratio)

	2011	2010	2009	2008	2007
Earnings:
(Loss) income from continuing operations before income tax expense	$(318)	$(276)	$(208)	$70	$116
Add:
Fixed Charges	78	99	100	144	98

Total (loss) earnings available for fixed charges	(240)	(177)	(108)	214	214

Fixed Charges:
Interest expense and other financial charges	76	97	97	141	95
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	2	2	3	3	3

Total fixed charges	78	99	100	144	98

(Deficiency) ratio of earnings to total fixed charges	(240)	(177)	(108)	1.5x	2.2x

(a)

We computed the ratio of earnings to fixed charges by dividing earnings (earnings from continuing operations before cumulative effect of change in accounting principle and taxes, adjusted for fixed charges from continuing operations, minority interest in the income of subsidiaries with fixed charges and undistributed earnings or loss of equity method investees) by fixed charges from continuing operations for the periods indicated. Fixed charges from continuing operations include (i) interest expense and amortization of debt discount or premium on all indebtedness, and (ii) a reasonable approximation of interest factor deemed to be included in rental expense.